EXECUTION VERSION

Gold Reserve Inc.
926 W Sprague Ave

Suite 200
Spokane, WA 99201

NOTE RESTRUCTURING AND NOTE PURCHASE AGREEMENT

As of November 30, 2015

TO:      THE PARTIES SIGNATORY HERETO

Ladies and Gentlemen:

This Note Restructuring and Note Purchase Agreement (this “Agreement”) is entered into between the undersigned, Gold Reserve Inc., a company incorporated under the laws of Alberta, Canada (the “Company”), each Person listed on Exhibit A hereto (each an “Existing Holder” and, solely for ease of reference, collectively the “Existing Holders”) and each Person listed on Exhibit B hereto (each, a “New Notes Purchaser” and, solely for ease of reference, collectively the “New Notes Purchasers”). The Company, the Existing Holders and New Notes Purchasers may be referred to, collectively, as the “Parties” and the Existing Holders and New Notes Purchasers may be referred to, collectively, as the “Note Parties.”  Notwithstanding any collective reference to Existing Holders or New Notes Purchasers, each Existing Holder and New Notes Purchaser is acting separately in the exercise of its rights hereunder and all of its commitments and liabilities are undertaken on a several and not joint basis.  All references herein to “$” shall mean U.S. Dollars.

WHEREAS, the Company has outstanding $1,042,000 aggregate principal amount of 5.50% Senior Subordinated Convertible Notes due June 15, 2022 (the “2022 Notes”);

WHEREAS, the Company has outstanding $37,308,000 aggregate principal amount of 11% Senior Subordinated Convertible Notes due 2015, as set forth on Exhibit A, which includes notes previously modified (the “2015 Convertible Notes”), and $5,574,808 aggregate principal amount of 11% Senior Subordinated Interest Notes due 2015 (the “2015 Interest Notes” and, together with the 2015 Convertible Notes, the “Existing Notes”), as set forth on Exhibit A, issued as interest payments to the holders of 2015 Convertible Notes, 100% of which Existing Notes are held by the Existing Holders;

WHEREAS, the Company and the Existing Holders desire to further amend and restructure, and extend the maturity date of, the Existing Notes to modify certain terms thereof and to increase the principal amount of the Existing Notes outstanding by an amount equal to the aggregate principal amount of any accrued and unpaid interest on the Existing Notes to, but not including, the Closing Date (as defined below) (“Unpaid Interest”) pursuant to the Restructuring Transaction (as defined below) (as so amended and restructured, the “Amended Notes”);

WHEREAS, pursuant to the Restructuring Transaction, the Company desires to issue additional new notes to the Existing Holders in a principal amount set forth opposite the name of each Existing Holder on Exhibit C, which is equal to 2.5% of the sum of (i) the principal amount of the Existing Notes plus (ii) Unpaid Interest (the “Restructuring Fee Notes”);

WHEREAS, simultaneously with the effectiveness of the Restructuring Transaction, the Company also desires to issue and sell up to $12,300,000 aggregate principal amount of New Notes (as defined herein) (together with the Amended Notes, the Restructuring Fee Notes and the 2018 Interest Notes, the “Notes”), with an original issue discount of 2.5% of the principal amount, to the New Notes Purchasers in the amounts set forth opposite the name of each New Notes Purchaser on Exhibit B (collectively, the “New Notes Sale”);

WHEREAS, pursuant to the Restructuring Transaction and New Notes Sale, the Notes will be secured by a first lien on assets of the Company as provided in the Security Documents (as defined below);

WHEREAS, the holders of the Company’s existing 5.465% contingent value rights (“CVRs”) are set forth on Exhibit D (“CVR Holders”), some of whom are also Existing Holders;

WHEREAS, as a result of the Notes being secured pursuant to the Restructuring Transaction, the CVR Holders are entitled to have the CVRs secured on a pari passu basis with the Notes as provided in the Security Documents;

WHEREAS, the Board of Directors of the Company (the “Board”) has unanimously determined that the Restructuring Transaction (which includes, for the avoidance of doubt, the modification of the Amended Notes and the issuance of the Restructuring Fee Notes) and the New Notes Sale (including the security interests granted in conjunction therewith), respectively, are in the best interests of the Company and its  shareholders and has approved the Restructuring Transaction and the New Notes Sale, respectively.

NOW, THEREFORE, in consideration of the foregoing, the Company hereby agrees with the Note Parties as follows:

1.                  Restructuring Transaction.

1.1              The following transactions are, collectively, the “Restructuring Transaction”:

(a)                the Existing Notes shall remain outstanding and represent the same continuing indebtedness, subject to the amended terms set forth in the fourth supplemental indenture (the “Fourth Supplemental Indenture”), substantially in the form attached hereto as Exhibit E to the Indenture, dated as of May 18, 2007 (the “Original Indenture”), as amended and supplemented by the First Supplemental Indenture, dated as of December 4, 2012 (the “First Supplemental Indenture”), the Second Supplemental Indenture, dated as of June 18, 2014 (the “Second Supplemental Indenture”) and the Third Supplemental Indenture, dated as of September 24, 2014 (the “Third Supplemental Indenture” and the Original Indenture, as amended and supplemented by the First Supplemental Indenture, the Second Supplemental Indenture and the Third Supplemental Indenture, the “Indenture”);

(b)               the Amended Notes shall have substantially identical terms to the current terms of the 2015 Convertible Notes, except as follows:

(i)                 the maturity date will be extended to December 31, 2018;

(ii)               the conversion ratio will be modified such that the Amended Notes may be convertible into the Company’s Class A common shares, no par value (the “Class A Common Shares”), at a price of $3.00 per share (and, for the avoidance of doubt, the terms of the 2015 Interest Notes will be modified such that they are convertible into Class A Common Shares at the conversion ratio described in this clause (ii)); and

(iii)             if any of the modified terms of the Amended Notes (and, for the avoidance of doubt, the terms of the New Notes, the Restructuring Fee Notes and the 2018 Interest Notes) are able to be amended or modified by the vote of holders of a simple majority in aggregate principal amount of outstanding Notes (rather than by each holder of the Notes), such term shall be amended or modified only by the vote of holders comprising at least 75% in aggregate principal amount of outstanding Notes, voting together as a single class; and

(c)                the Company will issue the Restructuring Fee Notes in an aggregate principal amount which is equal to 2.5% of the sum of (i) the principal amount of the Existing Notes plus (ii) Unpaid Interest to the holders of the Existing Notes as a restructuring fee.  The Restructuring Fee Notes will have substantially identical terms to the terms of the Amended Notes and will be issued at par.  The aggregate principal amount of the Restructuring Fee Notes to be issued to each Holder in respect of its restructuring fee is set forth on Exhibit C.

1.2              Each Existing Holder, severally and not jointly, subject to the terms and conditions contained herein, commits to amend its Existing Notes as contemplated in Section 1.1.  The aggregate principal amount of the Amended Notes to be issued to each Existing Holder in respect of its Existing Notes is set forth on Exhibit A and the aggregate principal amount of Restructuring Fee Notes to be issued to each Existing Holder is set forth on Exhibit C.

2.                  Purchase and Sale of New Notes.  Subject to the terms and conditions of this Agreement, the Company will issue and sell to each New Notes Purchaser and each New Notes Purchaser will purchase from the Company, at the Closing provided for in Section 3, New Notes in the form of additional senior convertible secured notes due 2018 (the “New Notes”) having the terms set forth in the Fourth Supplemental Indenture (which terms shall be substantially the same as the terms of the Amended Notes, except as to issue price and CUSIP/ISIN number), in the principal amount specified opposite such New Notes Purchaser’s name in Exhibit B at the purchase price equal to 97.5% of the principal amount thereof.  The obligations of each New Notes Purchaser under this Agreement are several and not joint with the obligations of any other New Notes Purchaser.

3.                  Closing.  The closing of the Restructuring Transaction and the New Notes Sale (the “Closing”) shall take place at the offices of Gold Reserve Inc., 926 W Sprague Ave, Suite 200, Spokane, WA 99201, at 10:00 am Pacific time, on the third Business Day following the satisfaction or waiver of the conditions set forth in Sections 4.1, 4.2, 4.3 and 4.4, or at such other time and place as the Parties may agree (the date on which the Closing occurs, the “Closing Date”); provided, however, that the Closing Date shall not, in any event, occur later than November 30, 2015 (the “Outside Date”) without the prior consent of each Note Party.  The Closing of each of the Restructuring Transaction and the New Notes Sale is contingent upon the simultaneous closing of the other.

4.                  Conditions Precedent

4.1              Condition Precedent of all Parties.  The obligations of the Company and each Existing Holder to consummate the Restructuring Transaction and the obligations of the Company and each New Notes Purchaser to consummate the New Notes Sale at the Closing are subject to the condition that no statute, rule, regulation, executive order, decree, ruling or injunction has been enacted, entered, promulgated or endorsed by or in any court or Governmental Authority of competent jurisdiction or any self-regulatory organization having authority over the matters contemplated hereby which prohibits the consummation of the Restructuring Transaction or the New Notes Sale, as applicable.

4.2              Conditions Precedent to the Obligations of the Existing Holders in Connection with the Restructuring Transaction.  The obligation of each Existing Holder to consummate the Restructuring Transaction is subject to the satisfaction or waiver of the following conditions:

(a)                Certain Documents to be delivered to the Existing Holders.  Each Existing Holder shall have received the following, each dated the Closing Date (unless a different date is indicated below), and each in form, scope and substance reasonably satisfactory to the Existing Holders:

(i)                 the Fourth Supplemental Indenture, duly executed by the Company and the applicable trustee(s);

(ii)               the Security and Pledge Agreement, substantially in the form attached hereto as Exhibit F, duly executed by the Company, U.S. Bank National Association, as collateral agent (in such capacity, together with its successors and assigns, the “Collateral Agent”), and U.S. Bank National Association, as trustee (the “Security Agreement”); provided, that by executing this Agreement, each Existing Holder hereby (i) appoints the Collateral Agent to act on its behalf with respect to the Security Agreement, (ii) agrees that the terms of such Security Agreement will be binding on such Existing Holder and (iii) agrees to execute such additional instruments and filings as may be reasonably required to consummate the Restructuring Transaction on the terms set forth herein;

(iii)             the filings and recordings necessary to create in favor of the Existing Holders, the New Note Purchasers and the CVR Holders, a valid and (upon such filing and recording) perfected first priority security interest as contemplated by the Security Agreement in the security given pursuant to the Security Agreement, including delivery of financing statements under the Uniform Commercial Code in appropriate form for filing in the District of Columbia and under the Personal Property Security Act (Alberta) in appropriate form for filing in the Province of Alberta (collectively, the “Security Filings” and, together with the Security Agreement, the “Security Documents”);

(iv)             certified copies of the resolutions of the Board approving this Agreement, the Restructuring Transaction, the Fourth Supplemental Indenture, the Security Documents and certified copies of all documents evidencing other reasonably necessary corporate action and governmental approvals, if any, with respect to the Restructuring Transaction, including the written consent by holders of an aggregate of 32,288,669 Class A Common Shares approving the Restructuring Transaction and certain related matters (the “Written Consent”);

(v)               a certificate of the Secretary or an Assistant Secretary of the Company certifying the names and true signatures of the officers of the Company authorized to sign this Agreement, the Fourth Supplemental Indenture and the other documents to be delivered hereunder;

(vi)             certified copies of the Articles of Continuance (certified by the applicable authorities in the Province of Alberta) dated within 10 Business Days of the Closing Date or such earlier date as is reasonable, and bylaws, each as amended to date, of the Company;

(vii)           a legal opinion of (i) Baker & McKenzie LLP in a form to be agreed by the Parties, acting reasonably, and (ii) Norton Rose Fulbright Canada LLP in a form to be agreed by the Parties, acting reasonably (in each case consistent with the opinions in the 2014 restructuring with appropriate revisions for the transactions contemplated herein (e.g., customary opinions regarding security interests, liens and related matters));

(viii)         an Officer’s Certificate certifying as to the matters addressed in clauses 4.2(b)-(e); and

(ix)             such other documents, agreements or information as an Existing Holder may reasonably request.

(b)               Representations and Warranties. The representations and warranties of the Company set forth herein shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date (unless such representation or warranty speaks only as of a certain date, in which case such representation and warranty need only be true and correct as of such date in all material respects).

(c)                Covenants.  The Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by it on or prior to the Closing Date.

(d)               No Litigation.  No proceeding, investigation, action or order shall be pending or threatened by any Governmental Authority or self-regulatory organization, nor shall any litigation have been initiated which, if determined in an adverse manner, would materially impair the ability of the Restructuring Transaction to be completed.

(e)                CUSIP Numbers.  The Company shall have obtained a CUSIP number for the Amended Notes and the Restructuring Fee Notes and shall have requested a CUSIP number for the 2018 Interest Notes.

4.3              Conditions Precedent to the Obligations of the New Notes Purchasers in Connection with the New Notes Sale.  The obligation of each New Notes Purchaser to consummate the New Notes Sale is subject to the satisfaction or waiver of the following conditions (but only to the extent such conditions are not otherwise satisfied pursuant to Section 4.2):

(a)                Certain Documents to be delivered to the New Notes Purchasers.  Each New Notes Purchaser shall have received the following, each dated the Closing Date (unless a different date is indicated below), and each in form, scope and substance reasonably satisfactory to the New Notes Purchasers:

(i)                 the Fourth Supplemental Indenture, duly executed by the Company and the applicable trustee(s);

(ii)               the Security Agreement; provided, that by executing this Agreement,  each New Notes Purchaser hereby (i) appoints the Collateral Agent to act on its behalf with respect to the Security Agreement, (ii) agrees that the terms of such Security Agreement will be binding on such New Notes Purchaser and (iii) agrees to execute such additional instruments and filings as may be reasonably required to consummate the New Notes Sale on the terms set forth herein;

(iii)             Security Filings;

(iv)             certified copies of the resolutions of the Board approving this Agreement, the New Notes Sale, the Fourth Supplemental Indenture, and certified copies of all documents evidencing other reasonably necessary corporate action and governmental approvals, if any, with respect to the New Notes Sale, including the Written Consent;

(v)               a certificate of the Secretary or an Assistant Secretary of the Company certifying the names and true signatures of the officers of the Company authorized to sign the Agreement, the Fourth Supplemental Indenture and the other documents to be delivered hereunder;

(vi)             certified copies of the Articles of Continuance (certified by the applicable authorities in the Province of Alberta) dated within 10 Business Days of the Closing Date or such earlier date as is reasonable, and bylaws, each as amended to date, of the Company;

(vii)           a legal opinion of (i) Baker & McKenzie LLP in a form to be agreed by the Parties, acting reasonably, and (ii) Norton Rose Fulbright Canada LLP in a form to be agreed by the Parties, acting reasonably (in each case consistent with the opinions in the 2014 restructuring with appropriate revisions for the transactions contemplated herein (e.g., customary opinions regarding security interests, liens and related matters));

(viii)         an Officer’s Certificate certifying as to the matters addressed in clauses 4.3(b)-(d) and (f); and such other documents, agreements or information as a New Notes Purchasers may reasonably request.

(b)               Representations and Warranties. The representations and warranties of the Company set forth herein shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date (unless such representation or warranty speaks only as of a certain date, in which case such representation and warranty need only be true and correct as of such date in all material respects).

(c)                Covenants.  The Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by it on or prior to the Closing Date.

(d)               No Litigation.  No proceeding, investigation, action or order shall be pending or threatened by any Governmental Authority, regulatory authority or self-regulatory organization, nor shall any litigation have been initiated which, if determined in an adverse manner, would materially impair the ability of the New Notes Sale to be completed.

(e)                Sale of New Notes.  Contemporaneously with the Closing, the Company shall sell to each New Notes Purchaser and each New Notes Purchaser shall purchase the New Notes to be purchased by it at the Closing as specified in Exhibit B.

(f)                New Notes.  The Company shall have obtained a CUSIP number for the New Notes and shall have requested a CUSIP number for the 2018 Interest Notes.

4.4              Conditions Precedent of the Company to the Restructuring Transaction and New Notes Sale.  The obligations of the Company to consummate the Restructuring Transaction and the New Notes Sale, respectively, are subject to the satisfaction or waiver of the following conditions:

(a)                Certain Documents to be Delivered to the Company.  The Company shall have received the following, each dated the Closing Date (unless a different date is indicated below), and each in form, scope and substance reasonably satisfactory to the Company:

(i)                 from each Note Party, a completed and duly executed Accredited Investor Questionnaire in the form set forth on Exhibit G hereto;

(ii)               from each Existing Holder, a completed and duly executed Form of Acceptance in the form attached hereto, which Form of Acceptance shall be considered the complete consent of such Existing Holder to the Restructuring Transaction, the New Notes Sale, and all of the transactions contemplated by this Agreement or the Indenture, and which consent shall be considered an amendment to, and approval of, the Fourth Supplemental Indenture, substantially in the form set forth on Exhibit E hereto;

(iii)             from each Note Party resident in or otherwise subject to the Canadian Securities Laws, a completed and duly executed Representation Letter in the form set forth on Exhibit H hereto;

(iv)             from each Note Party resident in or otherwise subject to the Canadian Securities Laws who initials category (j), (k) or (l) of the definition of “accredited investor” set forth on Appendix A of Exhibit H hereto, a completed and duly executed Form for Individual Accredited Investors in the form set forth on Exhibit I hereto; and

(v)               such other documents, agreements or information as the Company may reasonably request.

(b)               Delivery of Existing Notes and Payment of Purchase Price for New Notes. Each Existing Holder shall have delivered to the Company its Existing Notes and each New Notes Purchaser shall have delivered, in immediately available funds, the purchase price for the New Notes to be purchased by such New Notes Purchaser, in each case in accordance with the written instructions of the Company.

(c)                Representations and Warranties.  The representations and warranties of each Existing Holder and New Notes Purchaser set forth herein shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date (unless such representation or warranty speaks only as of a certain date, in which case such representation and warranty need only be true and correct as of such date in all material respects).

(d)               Covenants.  Each Note Party shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by it on or prior to the Closing Date.

5.                  Affirmative Covenants.

5.1              Publicity.  Prior to the Closing, the Company, at its discretion, may make public announcements regarding the Restructuring Transaction and/or the New Notes Sale. Prior to making any public announcement regarding the Restructuring Transaction and/or the New Notes Sale, the Company will provide each Note Party a reasonable opportunity to review and comment on such public announcements and cooperate with each Note Party in good faith to incorporate any reasonable comments by such Note Party. Subject to the foregoing sentence, nothing in this Agreement shall limit the Company’s obligation to make, or prohibit the Company from making, any announcements required by Applicable Law or any self-regulatory organization, including the SEC. Prior to the Closing, none of the Note Parties shall make any public announcement regarding the Restructuring Transaction and/or the New Notes Sale, as applicable, except (a) as may be required by Applicable Law with respect to the Restructuring Transaction, in which case the Note Party proposing to issue such press release or make such public announcement shall use its reasonable best efforts to consult in good faith with the Company before making any such public announcements and (b) a Note Party may file applicable reports and statements with any applicable Governmental Authority or self-regulatory organization, including the SEC.  On or before the first Business Day following execution of this Agreement, the Company shall publicly disclose the material terms hereof in compliance with all applicable securities regulations.

5.2              Transfer Restrictions.  Each Existing Holder agrees not to sell, transfer, pledge, encumber or otherwise dispose of, directly or indirectly, any Existing Notes held by it other than pursuant to this Agreement; provided, that the foregoing restriction shall cease to apply on the first Business Day following the earlier to occur of the Outside Date or the Closing Date.  Notwithstanding the foregoing, liens attached to Existing Notes by virtue of a prime broker’s lien on account assets pursuant to a prime brokerage agreement shall not be deemed to violate this Section 5.2.

5.3              Registration.  The Company shall, in accordance with the Securities Act and all applicable rules and regulations promulgated thereunder, prepare and file with the SEC a shelf registration statement on Form F-1 or Form F-3 or other suitable or successor form (the “Shelf Registration Statement”) providing for the resale from time to time by the holders of any (i) Amended Notes, (ii) New Notes, (iii) Restructuring Fee Notes, (iv) Class A Common Shares issuable upon conversion of the Amended Notes, the New Notes or the Restructuring Fee Notes and (v) to the extent not already covered by an effective shelf registration statement on Form F-3 or another suitable or successor form, Class A Common Shares held by Greywolf Capital Management, L.P. and/or one or more affiliated entities, within 45 days following the Closing Date (the “Shelf Registration Filing Deadline Date”), and thereafter use its reasonable best efforts to cause such Shelf Registration Statement to be declared effective by the SEC as promptly as possible, and in any event within 180 days following the date of filing such Shelf Registration Statement with the SEC. The failure by the Company to cause the Shelf Registration Statement to be filed on or prior to the Shelf Registration Filing Deadline Date shall be a breach of this Restructuring Agreement and the Company shall pay to each Holder, as liquidated damages and not a penalty, a pro rata portion of the Registration Liquidated Damages, such pro rata portion calculated by a fraction, the numerator of which is the aggregate principal amount of a Holder’s holdings of Amended Notes, Restructuring Fee Notes and/or New Notes, and the denominator of which is the aggregate principal amount of all Amended Notes, Restructuring Fee Notes and New Notes, taken together; provided, that payments of any Registration Liquidated Damages owing due to the Company’s failure to file the Shelf Registration Statement with the SEC on or prior to the Shelf Registration Filing Deadline Date shall be made on the earlier to occur of (A) the date on which the Shelf Registration Statement is filed with the SEC and (B) every 10th Business Day from the Shelf Registration Filing Deadline Date through the date on which the Shelf Registration Statement is filed with the SEC; provided, further, that the Shelf Registration Filing Deadline Date shall be extended, and no Registration Liquidated Damages shall accrue during the period of such extension, for so long as the filing by the Company of the Shelf Registration Statement is delayed as a result of the failure by any holder of Amended Notes, Restructuring Fee Notes and/or New Notes to promptly provide any information or to take any action, in each instance reasonably and timely requested by the Company in writing in furtherance of the filing of the Shelf Registration Statement.  In addition, the Company shall use commercially reasonable efforts to make (i) the Amended Notes, the Restructuring Fee Notes and the New Notes eligible for clearance and settlement through DTC on or prior to the date of effectiveness of the Shelf Registration Statement and (ii) the 2018 Interest Notes eligible for clearance and settlement through DTC prior to the date 2018 Interest Notes are issued in connection with a regular interest payment date.

5.4              Right of First Refusal.  The Existing Noteholders and the New Note Purchasers (and not any transferees thereof, other than affiliates of any of such parties) shall have a right of first refusal with respect to any future equity (or equity linked) or debt financing of the Company, including but not limited to any debtor-in-possession financing, on a pro rata basis based on the amount of Class A Common Shares such Note Party holds, including Class A Common Shares issuable upon conversion of convertible securities (including for the avoidance of doubt the Amended Notes, the Restructuring Fee Notes and the New Notes), and the Company shall provide reasonable advance notice of any such contemplated transaction and the terms thereof (and provide copies of all relevant documentation thereto) and otherwise provide adequate time for the Note Parties to determine whether to elect to exercise their right of first refusal with respect to such financing.

5.5              Use of Proceeds and Future Distributions.  Subject to applicable regulatory requirements regarding capital and reserves for operating expenses and taxes, the Company agrees to distribute to its shareholders a substantial majority of the Award Proceeds constituting cash and cash equivalents received in connection with the Arbitration Proceedings (including, for the avoidance of doubt, cash and cash equivalents received from the liquidation or other monetization of non-cash proceeds received as a result of the Arbitration Proceedings) and/or the sale of any related mining data promptly following each receipt (if more than one) thereof; provided, that the Company shall be under no obligation to distribute any such Award Proceeds constituting cash or cash equivalents that are received in connection with the Arbitration Proceedings or sale of mining data that are necessary or required to pay or satisfy (x) contractual, operating and other current and working capital expenses in the ordinary course, (y) tax obligations (including corporate income tax) specific to or arising as a result of the Award and/or any Award Proceeds, or the sale or other disposition of mining data and/or any proceeds therefrom, and/or (z) any Current Payment Obligations.  “Current Payment Obligations” shall mean amounts payable under any financing in place at the relevant time (including, as applicable, the Notes and any refinancing thereof), CVRs or similar obligations and amounts under any compensatory or change of control arrangements (whether employees, officers, directors or consultants and whether cash or equity-related) that are in effect on the date hereof or entered into after the date hereof in the ordinary course of business consistent with past practice.

5.6              Option Exercise.  The Company agrees to use its commercially reasonable efforts to work with the Senior Management Optionholders to exercise such Senior Management Optionholder’s Options that expire in January 2016, provided that such Options are not “out of the money” at the time of exercise, sufficient market liquidity exists to permit disposition of the underlying Class A Common Shares and adequate cash on hand is available to such Optionholders to enable to pay taxes resulting from such Option exercises and without their incurring any debt to do so.

5.7              Proceeds Account.  (a) The Company agrees that Award Proceeds constituting cash and cash equivalents (“Cash Proceeds”) in an amount equal to the sum of (i) an amount equal to 120% of the outstanding principal amount of the Notes then outstanding plus accrued and unpaid interest, if any, to, but excluding, the date on which all Notes will be repaid in accordance with their terms and (ii) any amounts due to the CVR Holders under the terms of the CVRs as a result of the receipt of such Cash Proceeds, shall be deposited into a separate joint deposit account with the Collateral Agent at a bank that is acceptable to the Majority Holders (the “Proceeds Account”).  The Company shall enter into a deposit account control agreement with respect to the Proceeds Account in form and substance reasonably satisfactory to the Majority Holders as soon as practicable and, in any event within 30 days, following the Closing, which deposit account control agreement shall provide that the Collateral Agent shall have exclusive control of the Proceeds Account at any time that an Event of Default (as defined in the Indenture) has occurred and is continuing under the Indenture, after giving effect to applicable notice and cure periods, or an event of default under the CVRs has occurred and is continuing; provided, that, with respect to any event of default under the CVRs, the Company shall have 10 Business Days to cure any such default following receipt of notice thereof from a CVR Holder.

(b)        For the avoidance of doubt, but subject in all respects to Section 5.7(c), (i) all Cash Proceeds shall be deposited in the Proceeds Account until it holds all amounts provided for in this Section 5.7 (and, subject to (ii) below, shall remain in such account until the Notes and CVRs have been paid in full) and (ii) if, and only if, other Company funds are unavailable, funds from the Proceeds Account shall be disbursed to ensure the Company is paying its obligations as they come due and, in any event, to ensure payment of the Current Payment Obligations and Collateral Agent shall provide any required approvals in that regard under the deposit account control agreement. Further, nothing in this provision shall be deemed or construed to create a priority for payment of the Notes or CVRs.  The Notes and CVRs shall be paid in accordance with the terms of the Indenture and the CVRs.

(c)        Notwithstanding Sections 5.7(a) and (b), the Company shall have the option to effect the Defeasance of the Notes and CVRs upon five (5) Business Days’ notice to the Collateral Agent and holders of Notes and CVRs on the following terms and conditions: (i) the Company has complied with its other obligations in this Section 5.7 to date and has Sufficient Funds in the Proceeds Account; (ii) the Company has complied with its obligation to offer to redeem the Notes in accordance with Section 13.08 of the Indenture and the terms of the Notes (the “Award Redemption”); and (iii) holders of a majority in the aggregate principal amount of the then outstanding Notes have notified the Company that they elect not to have some or all of the Notes held by them so redeemed, such that a majority in the aggregate principal amount of the Notes remain outstanding following completion of the transactions contemplated by the Award Redemption.

(d)        Following Defeasance of the Notes and the CVRs, (i) the Company shall no longer be able to utilize the funds in the Proceeds Account for payment of obligations, other than payment obligations in respect of the Notes and the CVRs in accordance with their terms, (ii) following conversion of any Notes in accordance with the terms of the Indenture and such Notes, the portion of Cash Proceeds held for repayment of principal and interest on such Notes in accordance with their terms shall be released from the Proceeds Account and (iii) the collateral securing repayment of the Notes and the CVRs shall be released, and the Notes and the CVRs shall no longer be secured, and the holders of the Notes party hereto agree to take such action as reasonably required in connection with such release; provided, however, that at the time of a Defeasement within the meaning of clause (i) of the definition of such term, the security interest shall be released as to all collateral other than the collateral consisting of the Sufficient Funds in the Proceeds Account until such time, if any as a Defeasement within the meaning of clause (ii) of the definition of such term occurs, upon the occurrence of which the security interest in the remaining collateral in the Proceeds Account shall also be released.

5.8              Cost Cutting Measures.  The Company agrees to use its commercially reasonable best efforts to reduce its “Total General and Administrative,” “Legal” and “Accounting” expenses as such terms are used with reference to the line items in the Company’s financial statements by at least $200,000 in total from the aggregate of approximately $3.2 million in such expenses budgeted for the 2015 fiscal year in the 2016 fiscal year and to maintain such reduced expenditures to a total of no more than $3.0 million for each subsequent fiscal year through the 2018 fiscal year.

5.9              Limitation on Sale, Transfer, etc. of Assets. The Company agrees not to sell, transfer, pledge, encumber or otherwise dispose of, directly or indirectly, including to any subsidiary, prior to repayment in full of the Notes and all obligations in respect thereof (i) the Award or any Award Proceeds or (ii) any mining data, in each case, without the consent of the Majority Holders; provided, that such consent may not be unreasonably withheld, denied or delayed; provided, further, that nothing in this Section 5.9 shall prohibit the Company from using Award Proceeds to make any payments permitted under this Agreement, including under Sections 5.5 and 5.7, including as to paying obligations as they come due, taxes and Current Payment Obligations; and provided, further, that in connection with obtaining such consent, the Company shall have provided to the Majority Holders certificates of the type contemplated by Section 3.2(c) of the Security Agreement.

6.                  Events of Default; Termination.

6.1              Events of Default of the Company.  The occurrence of any of the following shall constitute an Event of Default with respect to the Company:

(a)                the Company fails to perform or observe any agreement, covenant, term or condition contained herein, and such failure, if able to be remedied, continues unremedied for a period of five days (or such shorter amount of time remaining prior to the Closing Date) after written notice thereof is given by the Majority Holders to the Company (and the Majority Holders have not subsequently agreed to waive such Event of Default, in their sole discretion);

(b)               the Company makes an assignment for the benefit of creditors or is generally not paying its debts as such debts become due;

(c)                any decree or order for relief in respect of the Company is entered under any bankruptcy, reorganization, compromise, arrangement, insolvency, readjustment of debt, dissolution or liquidation or similar law, whether now or hereafter in effect (the “Bankruptcy Law”), of any jurisdiction;

(d)               the Company petitions or applies to any Tribunal for, or consents to, the appointment of, or taking possession by, a trustee, receiver, custodian, liquidator or similar official of the Company, or of any substantial part of the assets of the Company, or commences a voluntary case under the Bankruptcy Law of the United States or any other jurisdiction or any proceedings (other than proceedings for the voluntary liquidation and dissolution of a wholly-owned Subsidiary) relating to the Company under the Bankruptcy Law of any other jurisdiction;

(e)                any such petition or application is filed, or any such proceedings are commenced, against the Company and the Company by any act indicates its approval thereof, consent thereto or acquiescence therein, or an order, judgment or decree is entered appointing any such trustee, receiver, custodian, liquidator or similar official, or approving the petition in any such proceedings, and such order, judgment or decree remains unstayed and in effect for more than 60 days; or

(f)                any order, judgment or decree is entered in any proceedings against the Company decreeing the dissolution of the Company and such order, judgment or decree remains unstayed and in effect for more than 30 days.

6.2              Events of Default of a Note Party.  The occurrence of any of the following shall constitute an Event of Default with respect to each Note Party:

(a)                such Note Party fails to perform or observe any agreement, covenant, term or condition contained herein, and, if able to be remedied, such failure continues unremedied for a period of five days (or such shorter amount of time then remaining prior to the Closing Date) after written notice thereof is given such Note Party;

(b)               such Note Party makes an assignment for the benefit of creditors or is generally not paying its debts as such debts become due;

(c)                any decree or order for relief in respect of such Note Party is entered under any Bankruptcy Law of any jurisdiction;

(d)               such Note Party petitions or applies to any Tribunal for, or consents to, the appointment of, or taking possession by, a trustee, receiver, custodian, liquidator or similar official of the Note Party, or of any substantial part of the assets of such Note Party, or commences a voluntary case under the Bankruptcy Law of the United States or any proceedings (other than proceedings for the voluntary liquidation and dissolution of a Subsidiary) relating to such Note Party under the Bankruptcy Law of any other jurisdiction;

(e)                any such petition or application is filed, or any such proceedings are commenced, against such Note Party and that Note Party by any act indicates its approval thereof, consent thereto or acquiescence therein, or an order, judgment or decree is entered appointing any such trustee, receiver, custodian, liquidator or similar official, or approving the petition in any such proceedings, and such order, judgment or decree remains unstayed and in effect for more than 60 days; or

(f)                any order, judgment or decree is entered in any proceedings against such Note Party decreeing the dissolution of that Note Party and such order, judgment or decree remains unstayed and in effect for more than 30 days.

6.3              Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Closing Date by the written consent of the Company and the Majority Holders.

6.4              Termination by the Company.  This Agreement may be terminated by the Company at any time prior to the Closing Date by the Company with respect to any individual Existing Holder or a New Notes Purchaser upon the occurrence of an Event of Default by such Note Party.  If the Company terminates this Agreement with respect to any Existing Holder or New Notes Purchaser, the Company shall immediately notify the other Note Parties.  Any such termination shall not affect the obligations of other Note Parties.

6.5              Termination by an Existing Holder or New Notes Purchaser.  This Agreement may be terminated at any time prior to the Closing Date by the Note Parties as follows: (i) by the Majority Holders upon the occurrence of an Event of Default of the Company set forth in Section 6.1(a); (ii) by any Existing Holder or New Notes Purchaser upon the occurrence of an Event of Default of the Company set forth in Section 6.1(b) – (f); (iii) by any Existing Holder or New Notes Purchaser with respect to such Existing Holder or New Notes Purchaser if the Company terminates this Agreement with respect to any other Existing Holder or New Notes Purchaser pursuant to Section 6.4; or (iv) by any Existing Holder or New Notes Purchaser if the Closing of the Restructuring Transaction and the New Notes Sale has not occurred by the Outside Date.  Any such termination shall not affect the liability of the breaching Party.

7.                  Representations, Covenants And Warranties of the Company.  The Company represents, covenants and warrants as follows:

7.1              Organization; Power and Authority.  The Company is a corporation duly organized and validly existing in good standing under the laws of Alberta, Canada, and is duly licensed and in good standing as a foreign corporation in each jurisdiction in which the nature of the business transacted or the property owned is such as to require licensing or qualification as a foreign corporation.  As of the date hereof, the Board has approved this Agreement and all of the transactions contemplated hereby, and the Company has taken all necessary corporate action required for the due authorization, execution, delivery and performance by it of this Agreement and all of the transactions contemplated hereby, other than any filings related to the Security or actions to be taken at Closing.  The Company has the power and authority to execute and deliver this Agreement and each document contemplated hereby and to perform its obligations hereunder and thereunder.  This Agreement has been duly executed and delivered by the Company as of the date hereof and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws from time to time in effect that affect creditor’s rights generally and by legal and equitable limitations on the availability of specific remedies, and each other document contemplated hereby to be executed by the Company has been, or will be prior to the Closing Date, duly executed and delivered by the Company and constitutes, or will constitute prior to or on the Closing Date, a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws from time to time in effect that affect creditor’s rights generally and by legal and equitable limitations on the availability of specific remedies.  All consents, approvals and authorizations required on the part of the Company in connection with the execution, delivery and performance of this Agreement have been obtained and are effective as of the date hereof or will be as of Closing, and all consents, approvals and authorizations required on the part of the Company in connection with each document contemplated hereby have been obtained and will be effective as of the Closing Date or will be as of Closing.  The entry by the Company into this Agreement and each document contemplated hereby, or entered into contemporaneously herewith, has not, and the performance of its obligations hereunder and thereunder will not, violate or conflict with or result in any breach or default under the organizational documents of the Company, any agreement or instrument to which it or any of its subsidiaries or any of their assets are bound, or any laws, regulations or governmental or judicial decrees, injunctions or orders applicable to the Company or any of its subsidiaries.  Notwithstanding anything to the contrary in this Agreement, the Company makes no representations or warranties as to its CVRs for which it has not received signed acknowledgements from CVR Holders prior to the date hereof or at Closing.

7.2              Securities to be Issued to the Existing Holders and New Notes Purchasers.  The Securities amended and/or issued pursuant this Agreement (including the 2018 Interest Notes to be issued in connection with the Company’s obligation to pay interest on, and any Class A Common Shares issuable upon conversion of, the Amended Notes, the Restructuring Fee Notes and New Notes (the “Conversion Shares”)) have been duly authorized by the Company and will be, upon execution or issuance, duly authorized and validly issued or valid and binding obligations of the Company, as applicable, enforceable in accordance with their respective terms and the Conversion Shares, when issued in accordance with the terms of the Amended Notes, the Restructuring Fee Notes or the New Notes, as applicable (including surrender of outstanding Notes in accordance with their terms), will be issued as fully paid and non-assessable Class A Common Shares.

7.3              Brisas Project.  There is no information regarding the Arbitration Proceeding that has not been publicly disclosed that could have a material adverse impact on the Company or its prospects.

7.4              Regulatory Approval.  The TSXV has approved the Restructuring Transaction and the New Notes Sale subject only to the satisfaction of the conditions set forth in the approval letters from the TSXV to the Company, dated October 7, 2015 (the “TSXV Conditional Approval Letters”), and it has not indicated that it will object to or challenge the Restructuring Transaction or the New Notes Sale or that any other approvals are required in respect therewith.  No approvals are required from any other Governmental Authority in connection with the Restructuring Transaction or the New Notes Sale.

7.5              Broker Fees.  The Company has not entered into any contract, arrangement or understanding with any Person which may result in the obligation of the Company to pay any finder’s fees, brokerage or other like payments in connection with the negotiations leading to this Agreement or the consummation of the Restructuring Transaction or the New Notes Sale, respectively.

7.6              Capitalization.  The authorized capital stock of the Company consists solely of an unlimited number of Class A Common Shares, of which 76,207,647 Class A Common Shares are issued and outstanding as of the date hereof, an unlimited number of Class B common shares, no par value, of which none are outstanding on the date hereof, and an unlimited number of preferred shares, of which none are outstanding as of the date hereof. All the outstanding share capital of the Company has been duly and validly authorized and issued and is fully paid and non-assessable and is not subject to any pre-emptive or similar rights.  Except as described in or expressly contemplated by this Agreement (including with respect to the 2022 Notes and the Existing Notes), there are no outstanding rights (including, without limitation, pre-emptive rights), warrants or options to acquire, or instruments convertible into or exchangeable for, any capital stock or other equity interest in the Company or any subsidiary of the Company, or any contract, commitment, agreement, understanding or arrangement of any kind relating to the issuance of any capital stock or any other securities of the Company or such subsidiary, any such convertible or exchangeable securities or any such rights, warrants or options; and all the outstanding share capital or other equity interests of the subsidiaries have been duly and validly authorized and issued, are fully paid and non-assessable (except, in the case of any foreign subsidiary, for directors’ qualifying shares) and are owned directly or indirectly by the Company, free and clear of any lien, charge, encumbrance, security interest, restriction on voting or transfer or any other claim of any third party.

7.7              General Solicitation and Advertisement.  No form of general solicitation or general advertising within the meaning of Regulation D under the Securities Act (“Regulation D”) (including, but not limited to, advertisements, articles, notices or other communications published in any newspaper, magazine or similar medium or broadcast over television or radio, or any seminar or meeting whose attendees have been invited by any general solicitation or general advertising) was used by the Company or any of its representatives in connection with the offering of the Amended Notes, Restructuring Fee Notes or the New Notes pursuant to the Restructuring Transaction or the New Notes Sale, respectively.

7.8              Listing and Compliance with Securities Law; Public Filings.

(a) The Class A Common Shares are listed and posted for trading on the TSXV and, except as referred to in the letter from the TSXV to the Company, dated September 16, 2015 (the “Listing Review Letter”), the Company is in compliance with the rules and regulations of the TSXV in all material respects.  The Company is not subject to regulation by any other stock exchange.  The Company is a “reporting issuer” or the equivalent thereof in each of the provinces of Canada (the “Reporting Jurisdictions”) and is not in default under the applicable securities laws of each of the Reporting Jurisdictions and the respective regulations and rules made under those securities laws together with all applicable policy statements, blanket orders and rules of the applicable securities commission or securities regulatory authorities in each of the Reporting Jurisdictions (the “Canadian Securities Commissions”) and all discretionary orders or rulings, if any, of the Canadian Securities Commissions made in connection with the transactions contemplated by this Agreement and the Transaction Documents (collectively, the “Canadian Securities Laws”).  Except as provided in the Listing Review Letter, no delisting, suspension of trading in or cease trading order with respect to any securities of the Company and to the knowledge of the Company, no inquiry or investigation (formal or informal) of any Canadian Securities Commission or the TSXV is in effect or ongoing or expected to be implemented or undertaken.  The Company has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the Canadian Securities Commissions and the TSXV pursuant to the reporting requirements of the Securities Laws and the rules and regulations of the TSXV (all of the foregoing including filings incorporated by reference therein being referred to herein as the “Public Disclosure Documents”).  At the times of their respective filings, the Public Disclosure Documents complied in all material respects with the requirements of the Securities Laws and the rules and regulations of the TSXV and did not contain any misrepresentation (as defined in the Securities Act (Ontario)).  As of their respective dates, the financial statements of the Company included in the Public Disclosure Documents complied as to form in all material respects with the Canadian Securities Laws and all other published rules and regulations of the TSXV.  Such financial statements have been prepared in accordance with accounting principles generally accepted in the United States applied on a consistent basis during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto or (ii) in the case of unaudited interim statements, to the extent they may not include footnotes or may be condensed or summary statements), and fairly present in all material respects the financial position of the Company and its Subsidiaries on a consolidated basis as of the dates thereof and the results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(b) The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and in Rule 405 under the Securities Act.  The Company files reports with the SEC pursuant to Section 13 of the Exchange Act and the rules promulgated thereunder.  In the last 12 months the Company has filed all reports required to be filed by it under the Exchange Act on a timely basis or has received a valid extension of such time of filing and has filed any such reports prior to the expiration of any such extension.  As of their respective dates, such reports complied in all material respects with the applicable requirements of the Exchange Act and did not, when filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading.

7.9              No Shareholder Approval.  Except as has already been obtained pursuant to the Written Consent, the consummation by the Company of the Restructuring Transaction and the New Notes Sale, and the entrance by the Company into this Agreement and each document contemplated hereby or thereby (including, for the avoidance of doubt, the issuance of Conversion Shares upon any conversion of the Amended Notes) does not require the approval of the Company’s shareholders.

7.10          No Conflicts.  The Company has complied with its obligations under the Indenture, including, for the avoidance of doubt, the offer requirements of Section 12.15 thereunder.

8.                  Representations, Covenants and Warranties of the Existing Holders and New Notes Purchasers.  Each Existing Holder and New Notes Purchaser, severally and not jointly, represents and warrants as follows with respect to itself:

8.1              Organization; Power and Authority.  Such Note Party is an individual or an entity duly organized and validly existing in good standing under the laws of its state of organization.  This Agreement and all of the transactions contemplated hereby have been approved by the requisite governing person or body of such Note Party, to the extent applicable and required, and such Note Party has taken all necessary action required for the due authorization, execution, delivery and performance by it of this Agreement and the transactions contemplated hereby.  Such Note Party has the power and authority to execute and deliver this Agreement and each document contemplated hereby to be executed by it and to perform its obligations hereunder and thereunder. This Agreement has been duly executed and delivered by such Note Party as of the date hereof and constitutes a valid and binding obligation of such Note Party, enforceable against such Note Party in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws from time to time in effect that affect creditor’s rights generally and by legal and equitable limitations on the availability of specific remedies, and each document contemplated hereby to be executed by it has been, or will be prior to the Closing Date, duly executed and delivered by such Note Party and constitutes, or will constitute prior to the Closing Date, a valid and binding obligation of such Note Party, enforceable against such Note Party in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws from time to time in effect that affect creditor’s rights generally and by legal and equitable limitations on the availability of specific remedies.  All consents, approvals and authorizations required on the part of such Note Party, if any, in connection with the execution, delivery and performance of this Agreement have been obtained and are effective as of the date hereof, and all consents, approvals and authorizations required on the part of such Note Party, if any, in connection with each document contemplated hereby have been obtained and will be effective as of the Closing Date.  The entry by such Note Party into this Agreement and each document contemplated hereby has not, and the performance of its obligations hereunder will not, violate or conflict with or result in any breach or default under the organizational documents of such Note Party, any agreement or instrument to which it or any of its assets are bound, or any laws, regulations or governmental or judicial decrees, injunctions or orders applicable to such Note Party.

8.2              Investment.

(a)                Such Note Party is an “accredited investor” (as defined in Rule 501(a) of Regulation D under the Securities Act acting for its own account (and not for the account of others) or as a fiduciary or agent for others (which others are also “accredited investors”) (and, if resident in New York State, also a “Qualified Purchaser”) and with respect to any Note Party resident in or otherwise subject to the Canadian Securities Laws, such Note Party is an “accredited investor” (as defined in National Instrument 45-106-Prospectus and Registration Exemptions of the Canadian Securities Administrators) acquiring Amended Notes or New Notes, as the case may be, as principal for its own account;

(b)               Such Note Party has had the opportunity to ask questions of the Company and receive answers concerning the terms and conditions of the Amended Notes and the Restructuring Fee Notes and, if such Note Party is a New Notes Purchaser, the offer and sale of the New Notes.

(c)                The name and address of the Person that holds any Existing Notes is set forth on Exhibit A, and such information set forth on Exhibit A is true and correct in all material respects;

(d)               Such Note Party acknowledges that no person has been authorized to give any information or to make any representation concerning the Company or the Securities, if any, other than information made available by the Company on www.sec.gov, www.sedar.com, or www.goldreserveinc.com;

(e)                Such Note Party understands and accepts that an investment in the Securities involves various risks, including the risks outlined in the current public filings made by the Company with the SEC pursuant to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act and the rules and regulations adopted by the SEC thereunder (collectively, the “Company Filings”);

(f)                Each New Notes Purchaser severally represents that it is purchasing the New Notes for its own account or for one or more separate accounts maintained or managed by it and not for distribution.  Each New Notes Purchaser understands that the New Notes have not been registered under the Securities Act and may be resold only if registered pursuant to the provisions of the Securities Act or if an exemption from registration is available, except under circumstances where neither such registration nor such an exemption is required by law, and that the Company is not required to register the New Notes;

(g)                Such Note Party is familiar with the business and financial condition and operations of the Company, all as generally described in the Company Filings; and

(h)               The Amended Notes, the Restructuring Fee Notes and the New Notes were not offered to such Note Party in connection with the Restructuring Transaction and/or the New Notes Sale, as applicable, by means of any form of general solicitation or general advertising within the meaning of Regulation D (including, but not limited to, advertisements, articles, notices or other communications published in any newspaper, magazine or similar medium or broadcast over television or radio, or any seminar or meeting whose attendees have been invited by any general solicitation or general advertising).

8.3              Broker Fees.  Such Note Party has not entered into any contract, arrangement or understanding with any Person which may result in the obligation of such Note Party to pay any finder’s fees, brokerage or other like payments in connection with the negotiations leading to this Agreement or the consummation of the Restructuring Transaction or, if such Note Party is a New Notes Purchaser, the New Notes Sale.

8.4              Collection of Personal Information. Any Note Party resident in the Province of Ontario acknowledges that it has been notified by the Company (i) of the requirement to deliver to the Ontario Securities Commission (the "OSC") the full name, residential address and telephone number of such Note Party, the number and type of securities purchased hereunder, the total purchase price, the exemption relied upon and the date of distribution; (ii) that this information is being collected indirectly by the OSC under the authority granted to it in securities legislation; (iii) that this information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario; and (iv) that the Administrative Support Clerk can be contacted at Ontario Securities Commission, Suite 1903, Box 55, 20 Queen Street West, Toronto, Ontario M5H 3S8, or at (416) 593-3684, and can answer any questions about the OSC's indirect collection of this information.

9.                  Definitions.  For the purpose of this Agreement, the terms defined in the introductory sentence and elsewhere in this Agreement shall have the respective meanings specified therein, and the following terms shall have the meanings specified with respect thereto below (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

9.1              Terms.

“2018 Interest Notes” means the senior secured interest notes due 2018 to be issued in connection with the payment of interest on the Amended Notes, the Restructuring Fee Notes and the New Notes in accordance with the terms set forth in the Fourth Supplemental Indenture.

“Applicable Law” means any applicable law, rule, regulation, code, governmental determination, order, treaty, convention, governmental certification requirement or other public limitation, U.S., Canadian or otherwise.

“Arbitration Proceedings” means that certain arbitration proceeding commenced by the Company against the Bolivarian Republic of Venezuela pending before the International Centre for Settlement of Investment Disputes (“ICSID”) in Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1)).

“Award” has the meaning set forth in the Security Agreement.

“Award Proceeds” means all proceeds from the Award actually received by the Company or on its behalf, including all proceeds and other rights with respect to any settlement related thereto, in cash or in kind, and other property from time to time received, receivable, or otherwise distributed in respect of or in addition to, in substitution of, on account of, or in exchange for any or all of the foregoing.

“Brisas Project” has the meaning set forth in the Company’s Form 40-F filed with the SEC for the fiscal year ended December 31, 2014.

“Business Day” means any day on which banks are open for business in New York City (other than a legal holiday in Canada).

“Defeasance” means that (i) Sufficient Funds have been placed into the Proceeds Account or, (ii) in the alternative and subject to customary conditions (e.g., as it relates to tax treatment of holders of Notes and the Company), the Company and the Majority Holders may jointly elect to have Sufficient Funds related to the Notes instead placed with the Trustee in order to effect a legal defeasance or escrow  arrangement that results in such funds being placed under control of the Trustee (whether inside or outside the Proceeds Account); provided, that if the Company and the Majority holders do not jointly elect for legal defeasance of the Notes as described in clause (ii) above at any time, then Defeasance of the Notes pursuant to clause (i) shall occur without further action from any party in accordance with Sections 5.7(c) and 5.7(d), including the notice required thereunder.  The Company, the Trustee and the Majority Holders shall use commercially reasonable efforts to agree on the terms of a legal defeasance or escrow arrangement contemplated by clause (ii) as promptly as reasonably practicable, but in any event within 30 days, following Closing with the view that the Company shall be in a position to utilize such method on or prior to the time it elects to effect a Defeasance.  In addition to terms customarily applicable to a legal defeasance contained in indentures and for the avoidance of doubt, such terms shall include a provision that in the event of any conversion of Notes in accordance with the terms of such Notes and the Indenture, the relevant Notes and amount of cash proceeds associated with such converted Notes shall be returned to the Company from the Proceeds Account and no longer subject to any security interest, whereupon the Company shall issue the shares issuable upon conversion of the applicable Notes, or make a cash payment in lieu of issuing shares otherwise issuable, as provided in the Indenture and the Notes.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Governmental Authority” means any foreign governmental authority, the United States of America, any State of the United States, and any political subdivision of any of the foregoing, and any central bank, agency, department, commission, board, bureau, court or other Tribunal having jurisdiction over the holder of any Note, any Party or their respective Property.

“Majority Holders” means holders comprising at least a majority in the aggregate principal amount of outstanding Notes, voting together as a single class, including, if applicable, (i) funds and accounts advised by Steelhead Partners, LLC; provided that at the relevant time they collectively hold at least 25% in the aggregate principal amount of outstanding Notes and (ii) funds and accounts advised by Greywolf Capital Management LP; provided that at the relevant time they collectively hold at least 25% in the aggregate principal amount of outstanding Notes.

“Officer’s Certificate” means a certificate signed in the name of a Party by its Chief Executive Officer, President, one of its Vice Presidents or its Treasurer.

“Options” means options to purchase Class A Common Shares governed by the Company’s 2012 Equity Incentive Plan and any other options, warrants or similar rights to acquire equity securities of the Company.

“Person” means and includes an individual, a partnership, a joint venture, a corporation, a trust, a limited liability company, an unincorporated organization and a government or any department or agency thereof.

“Property” means any interest in any kind of property or asset, whether real, personal or mixed, tangible or intangible.

“Registration Liquidated Damages” means an amount equal to (x) $5,000, multiplied by (y) the number of Business Days from the Shelf Registration Filing Deadline Date through the date on which the Shelf Registration Statement is filed by the Company with the SEC.

 “SEC” means the United States Securities and Exchange Commission.

“Securities” means the Amended Notes, the New Notes, the Restructuring Fee Notes, the 2018 Interest Notes and the Class A Common Shares or other securities issued pursuant to conversion of the foregoing, as applicable.

“Securities Act” means the Securities Act of 1933, as amended.

“Senior Management Optionholders” means each of the Company’s Chief Executive Officer, President, Vice President-Finance and Chief Financial Officer, Vice President-Administration and Secretary and each member of the Board.

“Sufficient Funds” means such amounts as are sufficient to pay the principal of and premium, if any, and interest, due on the Notes on the stated maturity date or on a redemption date, if applicable.

“Tribunal” means any municipal, state, commonwealth, federal, foreign, territorial or other sovereign, governmental entity, governmental department, court, commission, board, bureau, agency or instrumentality.

9.2              Terms Not Defined in this Agreement.  Capitalized terms used and not defined herein have the respective meanings given such terms in the Indenture.

10.              Miscellaneous.

10.1          Reasonable Best Efforts; Further Assurances.  Each Party shall use its commercially reasonable best efforts to satisfy each of the conditions to be satisfied by it or other obligations as provided in this Agreement.  Each Party hereby agrees to execute and deliver such documents and take such other actions as reasonably requested in connection with the transactions contemplated by this Agreement.

10.2          Entire Agreement.  This Agreement and the Fourth Supplemental Indenture constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, with respect to the subject matter of this Agreement.  For the avoidance of doubt, this Section 10.2 shall not affect the obligations of the Parties under any provision of the Subordinated Note Restructuring and Note Purchase Agreement, dated June 18, 2014, that relate to the Company’s obligations to register the resale of the securities issued thereby, to the extent any such obligations exist in accordance with the terms of such agreements and instruments, and except to extent that any provision herein conflicts with a provision in such other agreements, in which case, this Agreement shall supersede such prior agreements with respect to any such provision.

10.3          Exhibits.  The Exhibits to this Agreement are incorporated herein by reference and made a part of this Agreement.

10.4          Indemnification.

(a)                The Company shall indemnify the Existing Holders and New Notes Purchasers from and against any and all losses, claims, damages, expenses (including without limitation reasonable attorneys’ fees and expenses) or other liabilities (“Losses”) resulting from, arising out of or relating to any breach of a representation or warranty, covenant or agreement by the Company in this Agreement, in each case as incurred.  For the avoidance of doubt, Losses include any diminution in value of the Securities issued pursuant to this Agreement in addition to Losses incurred as a result of or in connection with third-party claims, in each case resulting from, arising out of or relating to any breach of a representation or warranty, covenant or agreement by the Company in this Agreement.

(b)               Each Note Party shall severally, and not jointly, indemnify the Company from and against any and all Losses resulting from, arising out of or relating to any breach of a representation or warranty, covenant or agreement by such Note Party in this Agreement, in each case as incurred.

10.5          Payments.  Notwithstanding anything else in this Agreement or the Indenture, the Restructuring Fee Notes shall be issued without withholding or deduction in respect of any taxes, charges, levies, assessments or otherwise. If any such withholding or deduction is required by law, the Company will make such withholding or deduction as may be necessary and pay such additional amounts such that the net amount received on account of the issuance of the Restructuring Fee Notes is not less than the amount that would have been received had no such withholding or deduction applied. The Company will indemnify and hold harmless each Existing Holder for any taxes that should have been so withheld or deducted in connection with the issuance of the Restructuring Fee Notes.

10.6          Successors and Assigns; Assignment.  All covenants and agreements in this Agreement by the Company shall bind its successors and assigns, whether so expressed or not.  No Party hereto may assign its rights and obligations, in whole or in part, to any Person.

10.7          Confidentiality.  The Company shall not disclose the individual holdings of any Existing Holder or New Notes Purchaser (although it may disclose the aggregate holdings of the Existing Holders and New Notes Purchasers) other than as required by relevant securities laws, including in conjunction with the filing of a Registration Statement, and any applicable Canadian laws or TSXV rules.

10.8          Specific Performance.  The Company acknowledges and agrees that, without limiting any other remedies available at law or equity, (a) irreparable damage to the Existing Holders would occur in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, and (b) remedies at law would not be adequate to compensate the Existing Holders. Accordingly, the Company agrees that the Existing Holders shall have the right, in addition to any other rights and remedies existing in their favor, to enforce their rights hereunder by an action or actions for specific performance and injunctive or other equitable relief, including, without limitation, requiring any Party to comply promptly with any of its obligations hereunder, without the necessity of proving the inadequacy of money damages as a remedy.  The Company hereby waives any requirement to post bond or other security in connection with actions instituted for injunctive relief, specific performance, or other equitable remedies.  The right to specific performance shall exist notwithstanding, and shall not be limited by, any other provision of this Agreement.

10.9          Notices.  All notices or other communications provided for hereunder shall be in writing and sent by first class mail or nationwide overnight delivery service (with charges prepaid) and (i) if to an Existing Holder, addressed to such Existing Holder at the address specified for such communications on Exhibit A hereto, or at such other address as such Existing Holder shall have specified to the Company in writing, (ii) if to a New Notes Purchaser, addressed to such New Notes Purchaser at the address specified for such communications on Exhibit B hereto, and (iii) if to the Company, addressed to it at Gold Reserve Inc., 926 W Sprague Ave, Suite 200, Spokane, WA 99201 Attn: Robert McGuinness, or at such other address as the Company shall have specified to you in writing.

10.10      Fees and Expenses.  Each Party will pay its fees and expenses arising in connection with the transactions contemplated by this Agreement, provided, that the Company shall pay reasonable professional fees and expenses incurred by one United States law firm and one Canadian law firm retained by the Existing Noteholders and New Note Purchasers, acting for this purpose as a single class, up to an aggregate amount not to exceed $175,000.

10.11      Exclusivity.  The Parties agree to work together in good faith with respect to any financing during the period from the date of this Agreement to the Closing Date.  Following the Closing, the Company shall have the right to seek and obtain any financing that it deems necessary or appropriate under the circumstances; provided, however, that, so long as any of the Amended Notes, Restructuring Fee Notes, or the New Notes remain outstanding, the undersigned Note Parties shall have the exclusive right in connection with any such financing to match the terms of, and provide in full or in part at their election, any financing offered to or sought by the Company, including but not limited to any debtor-in-possession (DIP) financing in anticipation of or during a bankruptcy proceeding (including for the purposes of Section 5.4), and the Company shall take such actions as reasonably appropriate to make such opportunity available to the undersigned Note Parties in the course of pursuing any such financing.

10.12      Amendments and Waivers.  This Agreement may be amended only in a writing signed by each Party.  Any waiver must be in writing and executed by the Party against which the enforcement of such waiver is sought.

10.13      Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York. This Agreement may not be changed orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification or discharge is sought.

10.14      Waiver of Jury Trial; Consent to Jurisdiction.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE RESTRUCTURING TRANSACTION, THE NOTES OR THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY.  Each of the Parties hereto hereby absolutely and irrevocably consent and submit to the non-exclusive jurisdiction of the courts of the State of Washington and of any federal court located in said State in any action or proceeding arising out of or relating to this Agreement, or for recognition or enforcement of any judgment, and each of the Parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such State or, to the extent permitted by law, in such Federal court.  Each of the Parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.  Nothing in this Agreement shall affect any right that a Party may otherwise have to bring any action or proceeding relating to this Agreement against any Party in the courts of any jurisdiction.

10.15      Severability.  In case any provision in this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby; provided, that such invalidity, illegality or unenforceability does not materially affect the Parties’ rights under this Agreement.

10.16      Effect of Headings and Table of Contents.  The Article and Section headings herein are for convenience only and shall not affect the construction hereof.

10.17      Counterparts.  This Agreement may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.  Delivery of an executed signature page by facsimile transmission or PDF file shall be effective as delivery of a manually signed counterpart of this Agreement.

If you are in agreement with the foregoing, please sign the Form of Acceptance on the enclosed counterpart of this Agreement and return the same to the Company, whereupon this Agreement shall become a binding agreement between the Company and you.

Very truly yours,

GOLD RESERVE INC.

By: /s/ Rockne J. Timm
Name:  /s/ Rockne J. Timm
Title: Chief Executive Officer

[Signature Page―Note Restructuring and Note Purchase Agreement]

The foregoing Agreement is hereby accepted as of the date first above written.

STEELHEAD NAVIGATOR MASTER, L.P.,
By: STEELHEAD PARTNERS LLC, its Investment Manager

By: /s/ Gary Stevenson
Name: Gary Stevenson
Title: President

[Signature Page―Note Restructuring and Note Purchase Agreement]

The foregoing Agreement is hereby accepted as of the date first above written.

West Face Long Term Opportunities Master Fund L.P.

West Face Long Term Opportunities Global Master L.P.
By: WEST FACE CAPITAL INC., in its capacity as Investment Advisor

By:/s/ Stephen A. Miller
Name: Stephen A. Miller
Title: Chief Accounting Officer

West Face Long Term Opportunities (USA) Limited Partnership

By: /s/ Stephen A. Miller
Name: Stephen A. Miller
Title: Chief Accounting Officer

[Signature Page―Note Restructuring and Note Purchase Agreement]

The foregoing Agreement is hereby accepted as of the date first above written.

GCOF EUROPE SARL, a Luxembourg S.a.r.l.

By:/s/ Jan Willem Overheul                             By: /s/ Joan Lederer

Name:  Jan Willem Overheul                           Name: Joan Lederer

Title:  Manager A                                             Title:  Manager B

GREYWOLF OVERSEAS INTERMEDIATE FUND, a Cayman limited exempt company

By:  GREYWOLF CAPITAL MANAGEMENT LP, its Investment Manager

By: /s/ William Troy

Name:  William Troy

Title:  Authorized Signatory

Greywolf Strategic Master Fund SPC, Ltd. – MSP9,
a Cayman limited exempt company

By:  GREYWOLF CAPITAL MANAGEMENT LP, its Investment Manager

By: /s/ William Troy

Name:  William Troy

Title:  Authorized Signatory

[Signature Page―Note Restructuring and Note Purchase Agreement]

The foregoing Agreement is hereby accepted as of the date first above written.

ARCHER CAPITAL MASTER FUND, L.P.
ARCHER CROSSBOW MASTER FUND, L.P.
HASTINGS MASTER FUND, L.P.
By: ARCHER CAPITAL MANAGEMENT, L.P., in its capacity as Investment Manager

By:/s/ Neil Wiesenberg
Name: Neil Wiesenberg
Title: Authorized Person

[Signature Page―Note Restructuring and Note Purchase Agreement]

The foregoing Agreement is hereby accepted as of the date first above written.

By: /s/ Robert John Morrison
Name:  Robert John Morrison

[Signature Page―Note Restructuring and Note Purchase Agreement]

The foregoing Agreement is hereby accepted as of the date first above written.

VR CAPITAL GROUP LTD.

By: /s/ Jeffrey Johnson
Name: Jeffrey Johnson
Title: Director

[Signature Page―Note Restructuring and Note Purchase Agreement]

The foregoing Agreement is hereby accepted as of the date first above written.

VR GLOBAL PARTNERS, L.P.

By: /s/ Jeffrey Johnson
Name: Jeffrey Johnson
Title: Director of VR Advisory Services Ltd
          in capacity as General Partner

[Signature Page―Note Restructuring and Note Purchase Agreement]

EXHIBIT A

Existing Notes and Amended Notes

Existing Holder/Address	Principal Amount of 2015 Convertible Notes to be Amended pursuant to Restructuring Transaction	Principal Amount of 2015 Interest Notes to be Amended pursuant to Restructuring Transaction	Unpaid Interest	Principal Amount of Amended Notes following Restructuring Transaction
Steelhead Navigator Master, L.P. c/o Steelhead Partners LLC 333 108th Avenue NE, Suite 2010 Bellevue, WA 98004	$16,236,000.00	$2,426,839.00	$342,152.00	$19,004,991.00
West Face Long Term Opportunities (USA) Limited Partnership c/o Corporate Trust Centre 1209 Orange Street Wilmington, New Castle County Delaware 19801	$98,000.00	$14,236.00	$2,058.00	$114,294.00
West Face Long Term Opportunities Master Fund L.P. c/o CO Services Cayman Limited Willow House, P.O. Box 10008, Cricket Square Grand Cayman KY1-1001 Cayman Islands	$121,000.00	$17,579.00	$2,541.00	$141,120.00
West Face Long Term Opportunities Global Master L.P. c/o CO Services Cayman Limited Willow House, P.O. Box 10008, Cricket Square Grand Cayman KY1-1001 Cayman Islands	$6,749,000.00	$1,008,791.00	$142,226.00	$7,900,017.00
Greywolf Overseas Intermediate Fund a Cayman Islands limited exempt company 89 Nexus Way, Camana Bay Grand Cayman KY1-9007 Cayman Islands	$3,519,909.00	$526,129.00	$74,177.00	$4,120,215.00
GCOF Europe Sarl 21-25, Allee Scheffer 4th Floor, Room 9 L-2520 Luxembourg	$6,430,091.00	$961,123.00	$135,506.00	$7,526,720.00
VR Global Partners, L.P. c/o Intertrust Corporate Services (Cayman) Limited 190 Elgin Avenue, George Town Grand Cayman KY1-9005 Cayman Islands	$2,100,000.00	$313,892.00	$44,255.00	$2,458,147.00
VR Capital Group Ltd. c/o Intertrust Corporate Services (Cayman) Limited 190 Elgin Avenue, George Town Grand Cayman KY1-9005 Cayman Islands	$54,000.00	$7,845.00	$1,134.00	$62,979.00
Archer Capital Master Fund, L.P., 190 Elgin Avenue, George Town Grand Cayman KY1-9005 Cayman Islands	$1,157,000.00	$172,942.00	$24,382.00	$1,354,324.00
Archer Crossbow Master Fund, L.P., 190 Elgin Avenue, George Town Grand Cayman KY1-9005 Cayman Islands	$106,000.00	$15,844.00	$2,234.00	$124,078.00
Hastings Master Fund, L.P., c/o Maples Corporate Services Limited Ugland House, PO Box 309, George Town Grand Cayman KY1-1104 Cayman Islands	$137,000.00	$19,903.00	$2,877.00	$159,780.00
Robert John Morrison 79 Hiawatha Rd. Toronto, Ontario M4L 2X7	$600,000.00	$89,685.00	$12,644.00	$702,329.00

A - 1

EXHIBIT B

New Notes

New Notes Purchaser / Address	Principal Amount of New Notes to be Purchased	Total Cash Purchase Price for New Notes
Greywolf Strategic Master Fund SPC, Ltd. – MSP9 89 Nexus Way, Camana Bay Grand Cayman KY1-9007 Cayman Islands	$9,938,000.00	$9,689,550.00
Robert John Morrison 79 Hiawatha Rd. Toronto, Ontario M4L 2X7	$585,000.00	$570,375.00
VR Global Partners, L.P. c/o Intertrust Corporate Services (Cayman) Limited 190 Elgin Avenue, George Town Grand Cayman KY1-9005 Cayman Islands	$709,000.00	$691,275.00
West Face Long Term Opportunities Global Master L.P. c/o CO Services Cayman Limited Willow House, P.O. Box 10008, Cricket Square Grand Cayman KY1-1001 Cayman Islands	$1,065,000.00	1,038,375.00

B - 1

EXHIBIT C

Restructuring Fee Notes

Existing Holder/Address	Principal Amount of Restructuring Fee Notes to be Issued pursuant to Restructuring Transaction
Steelhead Navigator Master, L.P. c/o Steelhead Partners LLC 333 108th Avenue NE, Suite 2010 Bellevue, WA 98004	$475,125.00
West Face Long Term Opportunities (USA) Limited Partnership c/o Corporate Trust Centre 1209 Orange Street Wilmington, New Castle County Delaware 19801	$2,857.00
West Face Long Term Opportunities Master Fund L.P. c/o CO Services Cayman Limited Willow House, P.O. Box 10008, Cricket Square Grand Cayman KY1-1001 Cayman Islands	$3,528.00
West Face Long Term Opportunities Global Master L.P. c/o CO Services Cayman Limited Willow House, P.O. Box 10008, Cricket Square Grand Cayman KY1-1001 Cayman Islands	$197,500.00
Greywolf Overseas Intermediate Fund a Cayman Islands limited exempt company 89 Nexus Way, Camana Bay Grand Cayman KY1-9007 Cayman Islands	$103,005.00
GCOF Europe Sarl 21-25, Allee Scheffer 4th Floor, Room 9 L-2520 Luxembourg	$188,168.00
VR Global Partners, L.P. c/o Intertrust Corporate Services (Cayman) Limited 190 Elgin Avenue, George Town Grand Cayman KY1-9005 Cayman Islands	$61,454.00
VR Capital Group Ltd. c/o Intertrust Corporate Services (Cayman) Limited 190 Elgin Avenue, George Town Grand Cayman KY1-9005 Cayman Islands	$1,574.00
Archer Capital Master Fund, L.P., 190 Elgin Avenue, George Town Grand Cayman KY1-9005 Cayman Islands	$33,858.00
Archer Crossbow Master Fund, L.P., 190 Elgin Avenue, George Town Grand Cayman KY1-9005 Cayman Islands	$3,102.00
Hastings Master Fund, L.P., c/o Maples Corporate Services Limited Ugland House, PO Box 309, George Town Grand Cayman KY1-1104 Cayman Islands	$3,994.00
Robert John Morrison 79 Hiawatha Rd. Toronto, Ontario M4L 2X7	$17,558.00

C - 1

EXHIBIT D

Contingent Value Rights

Date	CVR #	Owner	CVRs	Total
12/4/2012	ON-004	Brueske	0.000065%	0.000065%
12/4/2012	ON-001	Byrnes	0.001036%	0.001036%
12/4/2012	ON-012	Citigroup Global Markets Inc.	0.000065%	0.000065%
12/4/2012	ON-013	Engman	0.000065%	0.000065%

12/4/2012	LN-005	GCOF Europe SARL	0.406000%
7/21/2014	LN-010	GCOF Europe SARL	0.231%
9/23/2014	LN-011	Greywolf Overseas Intermediate Fund	0.856%
				1.493000%

12/4/2012	ON-007	Jackson	0.000130%	0.000130%
12/4/2012	ON-003	Jenkins	0.000648%	0.000648%
12/4/2012	ON-005	Kennedy	0.000194%	0.000194%
12/4/2012	ON-006	Rose	0.000065%	0.000065%
12/4/2012	ON-009	Stark	0.000065%	0.000065%
12/4/2012	LN-001	Steelhead Navigator Master, L.P.	3.506%	3.506000%
12/4/2012	ON-002	Stutts	0.000065%	0.000065%
12/4/2012	LN-007	V R Global Partners, L. P.	0.453000%	0.453000%
12/4/2012	LN-008	VR Capital Group Ltd.	0.012000%	0.012000%
12/4/2012	ON-010	Weeks	0.000065%	0.000065%

			5.466463%	5.466463%

D - 1